As filed with the Securities and Exchange Commission on October 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ZAIS FINANCIAL CORP.

(Name of Subject Company (Issuer))

ZAIS Financial Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98886K108
(CUSIP Number of Class of Securities)

Michael Szymanski

Chief Executive Officer

ZAIS Financial Corp.

Two Bridge Avenue, Suite 322

Red Bank, New Jersey 07701-1106

(732) 978-7518

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David E. Brown, Jr.

Justin R. Howard

Alston & Bird LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

Tel: (202) 239-3300

Fax: (202) 239-3333

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$64,331,088.89	$6,478.14

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 4,185,497 shares of common stock, par value $0.0001 per share, of ZAIS Financial Corp. at the tender offer price of $15.37 per Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 6,478.14	Filing Party: ZAIS Financial Corp.
Form or Registration No.: Schedule TO	Date Filed: September 27, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 27, 2016 (the “Schedule TO”) relating to the offer by ZAIS Financial Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase up to 4,185,497 shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a price of $15.37 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(i) and (a)(ii), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Tuesday, October 25, 2016, and the Offer was not extended. The Company was advised by the Depositary that, as of the expiration of the Offer, a total of 6,038,097 Shares had been validly tendered and not validly withdrawn from the Offer, including 147,635 shares that were tendered by notice of guaranteed delivery, therefore the Offer was oversubscribed. Because the Offer is oversubscribed, the Company will accept only a portion of the Shares that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. The Company will accept approximately 4,185,497 Shares at a Purchase Price of $15.37 per Share for an aggregate purchase price of approximately $64.3 million. Based on preliminary results, if all shares tendered by notice of guaranteed delivery are delivered under the terms of the Offer, the estimated preliminary proration factor applied to tendered Shares is approximately 69.3%. The estimated preliminary proration factor is subject to change. The Company expects to announce the final results of the Offer, including the final proration factor, on Monday, October 31, 2016.

On October 26, 2016, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached as Exhibit (a)(viii) hereto and is incorporated herein by reference.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2016

ZAIS FINANCIAL CORP.

By:	/s/ Michael Szymanski
Name:	Michael Szymanski
Title:	Chief Executive Officer

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EXHIBIT INDEX

(a)(viii)	Press Release announcing preliminary results of the Offer, dated October 26, 2016

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